Exhibit 99.B
EXECUTION VERSION

WELLS FARGO BANK, NATIONAL ASSOCIATION 12 East 49th Street New York, New York 10017	WELLS FARGO SECURITIES, LLC One Wells Fargo Center 301 South College Street Charlotte, NC 28288-0737
PERSONAL AND CONFIDENTIAL
August 29, 2011
ACI Worldwide, Inc.
120 Broadway, Suite 3350
New York, New York 10271
Attention: Craig Maki
Commitment Letter
Ladies and Gentlemen:
Wells Fargo Bank, National Association (“Wells Fargo Bank”) and Wells Fargo Securities, LLC (“Wells Fargo Securities” or the “Arranger”; and together with Wells Fargo Bank, the “Wells Fargo Parties”) are pleased to confirm the arrangements under which (i) Wells Fargo Securities is exclusively authorized by ACI Worldwide, Inc. (the “Company” or “you”) to act as sole lead arranger and sole bookrunner in connection with, (ii) Wells Fargo Bank is exclusively authorized by the Company to act as administrative agent in connection with, and (iii) Wells Fargo Bank commits to provide the financing for, certain transactions described herein, in each case on the terms and subject to the conditions set forth in this letter and the attached Annexes A, B and C hereto (collectively, the “Commitment Letter”).
You have informed us that the Company intends to acquire (the “Acquisition”) all of the outstanding shares of capital stock of S1 Corporation, a Delaware corporation (together with its subsidiaries, the “Acquired Business”), pursuant to the transactions described under the heading “Transactions” set forth in Annex B hereto. You have also informed us that the Acquisition and related working capital requirements of the combined Company after consummation of the Acquisition will be financed from the following sources:
•	$200 million under a senior secured term loan facility (the “Term Facility”) having the terms set forth on Annex B;

•	$250 million under a senior secured revolving credit facility (the “Revolving Facility”; and, together with the Term Facility, the “Facilities”) having the terms set forth on Annex B;

•	the Cash Contribution (as defined in Annex B); and

•	the Acquisition Equity Consideration (as defined in Annex B).

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August 29, 2011

1.	Commitments; Titles and Roles.
Wells Fargo Securities is pleased to confirm its agreement to act, and you hereby appoint Wells Fargo Securities to act, as sole lead arranger and sole bookrunner in connection with the Facilities. Wells Fargo Bank is pleased to confirm its agreement to act, and you hereby appoint Wells Fargo Bank to act as administrative agent (the “Administrative Agent”) for each of the Facilities.
Each of the Arranger and Wells Fargo Bank is pleased to confirm its commitment to act in the capacities set forth above and Wells Fargo Bank is pleased to commit to provide 100% of each of the Facilities on the terms and subject to the conditions contained in this Commitment Letter and the Fee Letter (referred to below). Our fees for our commitment and for services related to the Facilities are set forth in a separate fee letter (the “Fee Letter”) entered into by the Company and the Wells Fargo Parties on the date hereof. You agree that except as contemplated hereby or by the Fee Letter, no other agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than as expressly contemplated by this Commitment Letter and the Fee Letter) will be paid to any lender, agent or arranger for the Facilities for its participation in the Facilities unless you and we shall so agree. It is further agreed that Wells Fargo Securities shall have “left” placement in any and all marketing materials and other documentation used in connection with the Facilities. For purposes of this Commitment Letter and the Fee Letter, “Wells Fargo” means the Wells Fargo Parties and any of their respective affiliates that may provide services or perform obligations under this Commitment Letter or the Fee Letter.
2.	Conditions Precedent.
Wells Fargo’s commitments and agreements are subject to there not having occurred, since December 31, 2010 (the date of the most recent audited financial statements for the Company and the Acquired Business furnished by the Company to Wells Fargo), any event that has resulted in or could reasonably be expected to result in a Combined Material Adverse Effect (as defined below), as determined by Wells Fargo in its reasonable discretion, or an Acquired Business Material Adverse Effect (as defined below), as determined by the Borrower in its reasonable discretion. Wells Fargo’s commitments and agreements are also subject, in the discretion of each of Wells Fargo and the Company, to (i) the satisfactory negotiation, execution and delivery of appropriate definitive loan documents relating to the Facilities including, without limitation, a credit agreement, guarantees, security agreements, pledge agreements, opinions of counsel and other related definitive documents (collectively, the “Loan Documents”) to be based upon and substantially consistent with the terms set forth in this Commitment Letter and the Fee Letter and (ii) the satisfaction of the other conditions precedent to the initial funding of the Facilities contained in Annex C hereto and elsewhere in the Commitment Letter. There shall be no conditions to closing and funding not expressly set forth in the Commitment Letter (including Annexes B and C hereto).
As used in the prior paragraph, “Combined Material Adverse Effect” means, any event, change, effect, development, condition or occurrence that is materially adverse on or with respect to the business, financial condition or continuing results of operations of the Company and its subsidiaries, taken as a whole, on a pro forma basis after giving effect to the Transactions contemplated to occur on the Facilities Closing Date (as defined in Annex B), other than any event, change, effect, development, condition or occurrence: (a) in or generally affecting the economy or the financial, commodities or securities markets in the United States or elsewhere in the world or the industry or industries in which the Company or such subsidiaries operate generally, or (b) resulting from or arising out of (i) any natural disasters or weather-related or other force majeure event or (ii) any changes in national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, the outbreak or escalation of hostilities or acts of war, sabotage or terrorism, in each

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case, to the extent that such event, change, effect, development, condition or occurrence does not affect the Company and such subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the business, industries and geographic region or territory in which the Company and such subsidiaries operate. As used in the prior paragraph, “Acquired Business Material Adverse Effect” means any event, change, effect, development, condition or occurrence that is materially adverse on or with respect to the business, financial condition or continuing results of operations of the Acquired Business, taken as a whole. Notwithstanding the foregoing, it is acknowledged and agreed that the definitions of “Combined Material Adverse Effect” and “Acquired Business Material Adverse Effect” shall immediately upon, or promptly following, execution of an Acquisition Agreement, be replaced by the corresponding definitions in such Acquisition Agreement with such modifications as may be agreed by the parties hereto (such definitions to be set forth on an addendum hereto which shall be signed by each of the parties hereto), and shall apply to the Acquired Business and/or Company and its subsidiaries to same extent set forth in the Acquisition Agreement; provided, however, that the Arranger shall be afforded a reasonable opportunity to review and comment on, and shall be reasonably satisfied with, such definitions (including confirmation that such definitions include appropriate disproportionate impact language).
3.	Syndication.
The Arranger intends and reserves the right to syndicate the Facilities to the Lenders (as defined in Annex B), and you acknowledge and agree that the commencement of syndication shall occur in the discretion of the Arranger. The Arranger will select the Lenders after consultation with the Company. The Arranger will lead the syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Arranger pursuant to the terms of this Commitment Letter and the Fee Letter. The Arranger will determine the final commitment allocations and will notify the Company of such determinations. The Company agrees to use all commercially reasonable efforts to ensure that the Arranger’s syndication efforts benefit from the existing lending relationships of the Company, the Acquired Business (but, in the case of a Two-Step Merger (as defined in Annex B), only after the Tender Offer Closing Date (as defined in Annex B)) and their respective subsidiaries. To facilitate an orderly and successful syndication of the Facilities, you agree that, until the earlier of the termination of the syndication as determined by the Arranger and 90 days following the date of initial funding under the Term Facility (or in the event of a Funding Demand (as defined in Annex B), if later, the occurrence of the Tender Offer Closing Date or One-Step Merger Closing Date (as defined in Annex B)), the Company will not, and the Company will use commercially reasonable efforts (but, in the case of a Two-Step Merger, only after the Tender Offer Closing Date) to cause the Acquired Business to agree that it will not, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or any debt security of the Acquired Business or the Company or any of their respective subsidiaries or affiliates (other than the Facilities and/or certain intercompany debt).
The Company agrees to, and agrees to use commercially reasonable efforts (but, in the case of a Two-Step Merger, only after the Tender Offer Closing Date) to cause the Acquired Business to, assist the Arranger in achieving a syndication of the Facilities that is satisfactory to us and you. To assist us in our syndication efforts, the Company agrees to cooperate with the Arranger in connection with (i) the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and the Acquired Business (collectively, the “Confidential Information Memorandum”) including, without limitation, all information relating to the transactions contemplated

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hereunder prepared by or on behalf of the Company and its subsidiaries or the Acquired Business deemed reasonably necessary by the Arranger to complete the syndication of the Facilities and (ii) the presentation of one or more information packages acceptable in format and content to the Arranger (collectively, the “Lender Presentation”) in meetings (including the Lender Meeting referred to below) and other communications with prospective Lenders or agents in connection with the syndication of the Facilities (including, without limitation, direct contact between senior management and representatives, with appropriate seniority and expertise, of the Company and the Acquired Business with prospective Lenders and participation of such persons in meetings (including the Lender Meeting)). The Company further agrees that the commitments and agreements of Wells Fargo hereunder are conditioned upon (i) the Company’s satisfaction of the requirements of clauses (i) and (ii) of the foregoing sentence by a date sufficient to afford the Arranger a period of at least 15 consecutive days (excluding traditional blackout and holiday periods in the bank market) following the launch of the general syndication of the Facilities (which for the purposes hereof shall be deemed to occur on the date of the primary bank meeting for prospective Lenders (the “Lender Meeting”) it being agreed that such Lender Meeting shall occur no later than September 9, 2011), to syndicate the Facilities prior to the Facilities Closing Date (as defined in Annex B); provided that in no event shall the Facilities Closing Date occur prior to September 28, 2011, (ii) in addition to, but not in lieu of, the obligations set forth in the foregoing clause (i), delivery by the Company to the Arranger of a Confidential Information Memorandum and Lender Presentation on or prior to September 5, 2011 and (iii) the Lender Meeting having occurred on or prior to September 9, 2011. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, the completion of the syndication of the Facilities shall not constitute a condition precedent to the Facilities Closing Date and it is acknowledged and agreed that if the Company delivers the Confidential Information Memorandum and Lender Presentation on or prior to September 5, 2011 and the Lender Meeting occurs on or prior to September 9, 2011, then, provided that the other conditions set forth in this Commitment Letter (including in Annexes B and C) are satisfied, nothing herein shall impair the availability of the Facilities on or after September 28, 2011. The Company will be solely responsible for the contents of any such Confidential Information Memorandum and Lender Presentation and all other information, documentation or materials delivered to the Arranger in connection therewith (collectively, the “Information”) and acknowledges that Wells Fargo will be using and relying upon the Information without independent verification thereof. The Company agrees that Information regarding the Facilities and Information provided by the Company, the Acquired Business or their respective representatives to Wells Fargo in connection with the Facilities (including, without limitation, draft and execution versions of the Loan Documents, the Confidential Information Memorandum, the Lender Presentation, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by the Company or the Acquired Business) may be disseminated to potential Lenders and other persons through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Facilities or otherwise, in accordance with the Arranger’s standard syndication practices, and you acknowledge that neither Wells Fargo nor any of its affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform.
The Company acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Company, the Acquired Business or their respective affiliates or any of its or their respective securities) (each, a “Public Lender”). At the request of any of the Arranger, the Company agrees to prepare an additional version of the Confidential Information Memorandum and the Lender Presentation to be used by Public Lenders that does not contain material non-public information concerning the Company, the Acquired Business, or their respective affiliates or securities. It is understood that in connection with your assistance described above, you will provide, and cause all other applicable persons to provide, authorization letters to the

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Arranger authorizing the distribution of the Information to prospective Lenders, containing a representation to the Arranger that the public-side version does not include material non-public information about the Company, the Acquired Business, or their respective affiliates or its or their respective securities. In addition, the Company will clearly designate as such all Information provided to Wells Fargo by or on behalf of the Company or the Acquired Business which is suitable to make available to Public Lenders. The Company acknowledges and agrees that the following documents may be distributed to Public Lenders: (a) drafts and final versions of the Loan Documents; (b) administrative materials prepared by the Arranger for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) term sheets and notification of changes in the terms of the Facilities.
It is understood that, in the case of a Two-Step Merger, information available to you with respect to the Acquired Business may be limited prior to the Tender Offer Closing Date to information made publicly available by the Acquired Business and you shall not be deemed to be in breach of your agreements set forth in this Commitment Letter or any other obligation to provide information or assist with respect to syndication on account of such limitation.
4.	Information.
The Company represents and covenants (in the case of Information relating to the Acquired Business, to the best of the Company’s knowledge) that (i) all Information (other than financial projections) provided directly or indirectly by the Acquired Business or the Company to Wells Fargo or the Lenders in connection with the transactions contemplated hereunder is and will be, when taken as a whole, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading and (ii) the financial projections that have been or will be made available to Wells Fargo or the Lenders by or on behalf of the Acquired Business or the Company have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time such financial projections are furnished to Wells Fargo or the Lenders, it being understood and agreed that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material. You agree that if at any time prior to the later of (i) the Facilities Closing Date and (ii) the termination of the syndication of the Facilities as determined by the Arranger, any of the representations in the preceding sentence would be incorrect if the Information and financial projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and financial projections so that such representations will be correct in all material respects under those circumstances.
5.	Indemnification and Related Matters.
In connection with arrangements such as this, it is our firms’ policies to receive indemnification. The Company agrees to the provisions with respect to our indemnity and other matters set forth in Annex A, which is incorporated by reference into this Commitment Letter.
6.	Assignments.
This Commitment Letter may not be assigned by you without the prior written consent of each of the Wells Fargo Parties (and any purported assignment without such consent will be null and void), is intended to be solely for the benefit of Wells Fargo and the other parties hereto and, except as set forth in Annex A hereto, is not intended to confer any benefits upon, or create any rights in favor of, any person

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other than the parties hereto. Wells Fargo may assign its commitments and agreements hereunder, in whole or in part, to any of its affiliates and, as provided above, to any Lender prior to the Facilities Closing Date. In addition, until the termination of the syndication of the Facilities, as determined by the Arranger, Wells Fargo may, in consultation with the Company, assign its commitments and agreements hereunder, in whole or in part, to additional arrangers or other Lenders and, in each case, any such assignment will relieve Wells Fargo of its obligations set forth herein (including any obligation to fund the amount so assigned), subject to the terms and conditions of this Commitment Letter. Neither this Commitment Letter nor the Fee Letter may be amended or any term or provision hereof or thereof waived or otherwise modified except by an instrument in writing signed by each of the parties hereto or thereto, as applicable, and any term or provision hereof or thereof may be amended or waived only by a written agreement executed and delivered by all parties hereto or thereto.
7.	Confidentiality.
Please note that this Commitment Letter, the Fee Letter and any written communications provided by, or oral discussions with, Wells Fargo in connection with this arrangement are exclusively for the information of the Company and may not be disclosed to any third party or circulated or referred to publicly without our prior written consent except, after providing written notice to Wells Fargo, pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial, administrative or legislative body or committee; provided that we hereby consent to your disclosure of (after your execution hereof other than in the case of clause (i)) (i) this Commitment Letter, the Fee Letter and such communications and discussions to the Company’s respective officers, directors, agents and advisors who are directly involved in the consideration of the Facilities and who have been informed by you of the confidential nature of such advice and the Commitment Letter and Fee Letter and who have agreed to treat such information confidentially, (ii) this Commitment Letter or the information contained herein (but not the Fee Letter or the information contained therein) to the Acquired Business to the extent you notify it of its obligations to keep such material confidential, and to the Acquired Business’s respective officers, directors, agents and advisors who are directly involved in the consideration of the Facilities to the extent such persons agree to hold the same in confidence, (iii) this Commitment Letter and the Fee Letter as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof), (iv) the information contained in Annex B and C hereto (but not the Fee Letter or the information contained therein) in any public or regulatory filing or in any proxy statement, prospectus, offer to purchase or exchange, offering memorandum or offering circular, after consultation with the Arranger and the existence of this Commitment Letter and (v) the information contained in Annex B to Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation (“S&P”); provided that such information is supplied to Moody’s and S&P only on a confidential basis after consultation with the Arranger; provided, further that in the event that you or any of your affiliates discloses, or circulates or refers publicly to, this Commitment Letter, the Fee Letter or any such communications or discussions (other than as expressly permitted hereby) then, notwithstanding any failure by the Company to execute and deliver a counterpart hereto and/or to the Fee Letter, the Company shall be deemed to have accepted this Commitment Letter and the Fee Letter, each of which will become binding agreements between us.
8.	Absence of Fiduciary Relationship; Affiliates; Etc.
As you know, Wells Fargo, together with its affiliates (collectively, “Wells”), is a full service financial services firm engaged, either directly or through affiliates, in various activities, including securities trading, investment banking and financial advisory, investment management, principal investment, hedging, financing and brokerage activities and financial planning and benefits counseling for both

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companies and individuals. In the ordinary course of these activities, Wells may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and/or instruments. Such investment and other activities may involve securities and instruments of the Company, as well as of other entities and persons and their affiliates which may (i) be involved in transactions arising from or relating to the engagement contemplated by this Commitment Letter, (ii) be customers or competitors of the Company, or (iii) have other relationships with the Company. In addition, Wells may provide investment banking, underwriting and financial advisory services to such other entities and persons. Wells may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of the Company or such other entities. The transactions contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph. Although Wells in the course of such other activities and relationships may acquire information about the transaction contemplated by this Commitment Letter or other entities and persons which may be the subject of the transactions contemplated by this Commitment Letter, Wells shall have no obligation to disclose such information, or the fact that Wells is in possession of such information, to the Company or to use such information on the Company’s behalf.
Consistent with Wells’ policy to hold in confidence the affairs of its customers, Wells will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers. Furthermore, you acknowledge that neither Wells nor any of its affiliates has an obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.
Wells may have economic interests that conflict with those of the Company, its equity holders and/or its affiliates. You agree that Wells will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between Wells and the Company, its equity holders or its affiliates. You acknowledge and agree that the transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between Wells, on the one hand, and the Company, on the other, and in connection therewith and with the process leading thereto, (i) Wells has not assumed (A) an advisory responsibility in favor of the Company, its equity holders or its affiliates with respect to the financing transactions contemplated hereby or (B) a fiduciary responsibility in favor of the Company, its equity holders or its affiliates with respect to the transactions contemplated hereby, or in each case, the exercise of rights or remedies with respect thereto or the process leading thereto (irrespective of whether Wells has advised, is currently advising or will advise the Company, its equity holders or its affiliates on other matters) or any other obligation to the Company except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (ii) Wells is acting solely as a principal and not as the agent or fiduciary of the Company, its management, equity holders, affiliates, creditors or any other person. The Company acknowledges and agrees that the Company has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Company agrees that it will not claim that Wells has rendered advisory services of any nature or respect with respect to the financing transactions contemplated hereby. In addition, each of the Wells Fargo Parties may employ the services of their affiliates in providing services and/or performing their obligations hereunder and may exchange with such affiliates information concerning the Company, the

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Acquired Business and other companies that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to the Wells Fargo Parties hereunder.
In addition, please note that Wells does not provide accounting, tax or legal advice. Notwithstanding anything herein to the contrary, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Facilities and all materials of any kind (including opinions or other tax analyses) that are provided to the Company relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates, and their and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates.
9.	Miscellaneous.
Wells Fargo’s commitments and agreements hereunder will terminate upon the first to occur of (i) written notification by the Company to the Arranger of the abandonment or termination of the definitive documents relating to the Tender Offer (collectively, the “Tender Offer Documents”) and the Acquisition (including, without limitation, the Acquisition Agreement referred to in Annex B), and in each case, the exhibits, schedules and all other documents related thereto (collectively, together with the Tender Offer Documents, the “Acquisition Documents”), (ii) a material breach by the Company under this Commitment Letter or the Fee Letter, (iii) February 23, 2012 unless the closing of the Facilities, on the terms and subject to the conditions contained herein, has been consummated on or before such date and (iv) September 30, 2011, unless the Tender Offer has been launched on or prior to such date.
The provisions set forth under Sections 3, 4, 5 (including Annex A) and 7 hereof and this Section 9 hereof will remain in full force and effect regardless of whether definitive Loan Documents are executed and delivered. The provisions set forth under Sections 5 (including Annex A) and 7 hereof and this Section 9 will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or the commitments and agreements of Wells Fargo hereunder. This Commitment Letter amends and restates the commitment letter dated July 21, 2011 among the parties hereto (the “Existing Commitment Letter”) and supersedes in its entirety the Existing Commitment Letter. Upon this Commitment Letter becoming a binding agreement among us, the parties hereto agree that the Existing Commitment Letter is terminated and is of no further force and effect.
The Company for itself and its affiliates agrees that any suit or proceeding arising in respect to this Commitment Letter or Wells Fargo’s commitments or agreements hereunder or the Fee Letter will be tried exclusively in any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and the Company agrees to submit to the exclusive jurisdiction of, and to venue in, such court. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of Wells Fargo’s commitments or agreements or any matter referred to in this Commitment Letter or the Fee Letter is hereby waived by the parties hereto. The Company for itself and its affiliates agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by

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registered mail or overnight courier addressed to any of the parties hereto at the addresses above shall be effective service of process against such party for any suit, action or proceeding brought in any such court. This Commitment Letter and the Fee Letter will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws.
Wells Fargo hereby notifies the Company and the Acquired Business that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) Wells Fargo Bank and each Lender may be required to obtain, verify and record information that identifies the Borrower and each of the Guarantors (as defined in Annex B), which information includes the name and address of, the Borrower and each of the Guarantors and other information that will allow Wells Fargo Bank and each Lender to identify the Borrower and each of the Guarantors in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective for Wells Fargo and each Lender.
This Commitment Letter may be executed in any number of counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in pdf format) will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto with respect to the Facilities and set forth the entire understanding of the parties with respect thereto and supersede any prior written or oral agreements among the parties hereto with respect to the Facilities.
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Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Wells Fargo Parties the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter, on or before the close of business on August 30, 2011, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us. If the Commitment Letter and Fee Letter have not been signed and returned as described in the preceding sentence by such date, this offer will terminate on such date. We look forward to working with you on this transaction.

Very truly yours, WELLS FARGO BANK, NATIONAL ASSOCIATION
By:
Name:
Title:

WELLS FARGO SECURITIES, LLC
By:
Name:
Title:

ACCEPTED AND AGREED AS OF AUGUST , 2011:

ACI WORLDWIDE, INC.

By:

Name:
Title:

ANNEX A
In the event that Wells Fargo or any of its affiliates, partners, members, directors, agents, employees and/or controlling persons (each an “Indemnified Person”) becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including shareholders, partners, members or other equity holders of the Company or the Acquired Business in connection with or as a result of either this arrangement or any matter referred to in this Commitment Letter or the Fee Letter (together, the “Letters”), the Company agrees to periodically reimburse each Indemnified Person for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The Company also agrees to indemnify and hold each Indemnified Person harmless against any and all losses, claims, damages or liabilities to any such person in connection with or as a result of either this arrangement or any matter referred to in the Letters (whether or not such investigation, litigation, claim or proceeding is brought by you, your equity holders or creditors or an Indemnified Person and whether or not any such Indemnified Person is otherwise a party thereto), except with respect to each Indemnified Person to the extent that such loss, claim, damage or liability has been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Person, in performing the services that are the subject of the Letters. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold such Indemnified Person harmless, then the Company will contribute to the amount paid or payable by such Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative economic interests of (i) the Company and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders on the one hand and (ii) such Indemnified Person, respectively, on the other hand in the matters contemplated by the Letters as well as the relative fault of (i) the Company and the Acquired Business and their respective affiliates, shareholders, partners, members or other equity holders on the one hand and (ii) such Indemnified Person, with respect to such loss, claim, damage or liability and any other relevant equitable considerations. The reimbursement, indemnity and contribution obligations of the Company under this paragraph will be in addition to any liability which the Company may otherwise have, and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and each Indemnified Person. The Company also agrees that no Indemnified Person will have any liability to the Company or any person asserting claims on behalf of or in right of the Company or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except in the case of the Company to the extent that any losses, claims, damages, liabilities or expenses incurred by the Company or its affiliates, shareholders, partners or other equity holders have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Person in performing the services that are the subject of the Letters; provided, however, that in no event will any Indemnified Person or such other parties have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such Indemnified Person’s activities related to the Letters. The provisions of this Annex A will survive any termination or completion of the arrangement provided by the Letters.

Annex A-1

ANNEX B

ACI Worldwide, Inc.

Summary of the Facilities
This Summary outlines certain terms of the Facilities referred to in the Commitment Letter, of which this Annex B is a part. Certain capitalized terms used herein are defined in the Commitment Letter.

Borrower:	ACI Worldwide, Inc., a Delaware corporation (the “Borrower”).

Guarantors:	Each of the Borrower’s material existing and subsequently acquired or organized domestic direct and indirect subsidiaries (including, without limitation, the Acquired Business (but, in the case of a Two-Step Merger (as defined below), excluding, to the extent necessary to comply with margin regulations, BidCo and the Acquired Business (in each case, as defined below) prior to the Back-End Merger Closing Date (as defined below)) (collectively, the “Guarantors”) will guarantee (the “Guarantee”) all obligations under the Facilities.

Transactions:	The Borrower intends to acquire (the “Acquisition”) S1 Corporation, a Delaware corporation (the “Target” and, together with its subsidiaries, the “Acquired Business”) pursuant to either:

(i) an agreement and plan of merger in form and substance satisfactory to the Arranger (the “One-Step Merger Agreement”) among the Borrower, a wholly owned subsidiary of the Borrower (“MergerSub”) and the Target, pursuant to which MergerSub will merge with and into the Target, with either (x) the Target surviving such merger as a wholly-owned subsidiary of the Borrower or (y) MergerSub surviving such merger (any such transaction, a “One-Step Merger”). As used herein, “One-Step Merger Closing Date” shall mean the date of consummation of the One-Step Merger; or

(ii) in lieu of a One-Step Merger, a tender or exchange offer (the “Tender Offer”) by a newly-formed special purpose vehicle that is a wholly-owned domestic subsidiary of the Borrower (“BidCo”) to purchase all of the outstanding common stock of the Target (the “Shares”), including any Shares that may become outstanding upon the exercise of options or other rights to acquire Shares after the commencement of the Tender Offer but before the Tender Offer Closing Date (as defined below), which Tender Offer shall be conditioned upon, inter alia, the stockholders of the Target having validly tendered and not withdrawn prior to the expiration date of the Tender Offer (as the same may be extended in accordance with the terms of the Tender Offer), at least that number of Shares that constitute a majority of the then-outstanding Shares on a fully diluted basis. The date on which the Shares are initially accepted for payment under the Tender Offer is referred to as the “Tender Offer Closing Date”. If the Tender Offer Closing Date occurs, as soon as practicable thereafter, the Borrower intends to cause BidCo to merge (the “Back-

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End Merger”) with and into the Target, with the Target surviving such Back-End Merger as a wholly-owned subsidiary of the Borrower (any such transaction, a “Two-Step Merger”), and in furtherance of the foregoing, Borrower, and BidCo shall use all commercially reasonable efforts to take or cause to be taken all corporate, stockholder and other action necessary to cause the Back-End Merger Closing Date to occur. As used herein, “Back-End Merger Closing Date” shall mean the date of the consummation of the Back-End Merger. The Back-End Merger shall be effected pursuant to an agreement and plan of merger in form and substance satisfactory to the Arranger (the “Back-End Merger Agreement”) among Borrower, BidCo and the Target. As used herein, the term “Acquisition Agreement” refers to either the One-Step Merger Agreement or the Back-End Merger Agreement, as applicable.

In connection with the Acquisition, (i) the Borrower shall (A) obtain the Facilities, (B) use at least $100 million of cash on the balance sheet of the Borrower to finance the Acquisition Cash Consideration (the “Cash Contribution”); provided that the Cash Contribution shall be deemed to be reduced by the amount of cash on the balance sheet of the Borrower used by the Borrower prior to the Tender Offer Closing Date solely for purposes of acquiring outstanding capital stock of the Target and (C) cause any “break-up fee” payable in connection with the consummation of the Acquisition to be paid with cash on the balance sheet of the Acquired Business, (ii) as consideration for the acquisition of all of the Shares, the equity holders of the Target will receive an aggregate amount of no more than $370.0 million in cash (the “Acquisition Cash Consideration”) and no more than 19.9% of the outstanding shares of common stock of the Borrower (the “Acquisition Equity Consideration” and, together with the Acquisition Cash Consideration, the “Acquisition Consideration”), which Acquisition Equity Consideration was valued at an amount equal to approximately $173.4 million based on the closing sale price for such shares on August 26, 2011, (iii) indebtedness outstanding under the Existing Credit Agreement (as defined in Annex C) shall be repaid in full (and all commitments thereunder terminated and security interests released) and (iv) all fees and expenses incurred in connection with the foregoing, other than any “break-up fee” payable in connection therewith (the “Transaction Costs”) will be paid. The transactions described under this paragraph are collectively referred to herein as the “Transactions”.

Purpose/Use of Proceeds:	The proceeds of the Term Facility, which will be funded in full on the Facilities Closing Date, will be used to fund the Acquisition Cash Consideration (provided that on any settlement or other payment date, the percentage of the total Acquisition Consideration paid on such date in the form of Acquisition Cash Consideration shall not exceed the percentage (the “Cash Percentage”) of the total Acquisition Consideration payable in respect of all of the Shares as Acquisition Cash Consideration in accordance with the Tender Offer Documents), and to pay Transaction Costs. Amounts available under the Revolving

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Facility will be used (i) to the extent that the proceeds of the Term Facility and the Cash Contribution are less than the cash purchase price for Shares accepted in the Tender Offer or otherwise acquired as contemplated hereby plus Transaction Costs, to fund the remaining portion of the Acquisition Cash Consideration and the Transaction Costs, (ii) to refinance the Borrower’s Existing Credit Facility (as defined in Annex C) and (iii) to provide for the ongoing working capital requirements of the Borrower and for general corporate purposes. The Borrower will use the proceeds of the Cash Contribution on the One-Step Merger Closing Date or the Tender Offer Closing Date, as applicable, in each case, to fund the Acquisition Cash Consideration and to pay Transaction Costs then due and payable prior to the use of proceeds of the Term Facility (including the release of any proceeds of the Term Facility from the Escrow Account referred to below).

In the case of a Two-Step Merger, to the extent that the proceeds of the Term Facility (when taken together with the Cash Contribution) funded on the Tender Offer Closing Date exceed an amount equal to the Cash Percentage of the total Acquisition Consideration payable in accordance with the Tender Offer Documents in respect of the Shares accepted in the Tender Offer plus Transaction Costs then due and payable, the excess proceeds of the Term Facility shall be funded directly into a blocked account of the Borrower held at the Administrative Agent which account shall be subject to a perfected first priority security interest to secure the obligations of the Borrower in respect of the Facilities pursuant to arrangements and documentation (including, without limitation, a control agreement) in form and substance satisfactory to the Administrative Agent (the “Escrow Account”). Funds in the Escrow Account shall be released solely (i) to the Borrower to the extent used immediately to pay the Acquisition Cash Consideration in an amount necessary to fund the Acquisition Cash Consideration and Transaction Costs then due and payable after application in full of the Cash Contribution (A) in the event the Facilities Closing Date occurs prior to the Tender Offer Closing Date, on the Tender Offer Closing Date and (B) on the Back-End Merger Closing Date or (ii) to the Administrative Agent to fund repayments or prepayments under the Facilities, including upon the Facilities becoming due and payable prior to scheduled maturity. In the sole discretion of the Arranger, the arrangements in this paragraph may be effected by restructuring the Term Facility as a delayed draw term facility with amounts that otherwise would have been paid into the Escrow Account available to be borrowed thereunder following the Tender Offer Closing Date on the same terms as the release of proceeds from the Escrow Account, and with market (as determined by the Arranger) ticking fees payable in respect of such unused portion as set forth in the Fee Letter.

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Sole Lead Arranger and Sole Bookrunner:	Wells Fargo Securities, LLC (“Wells Fargo Securities” or the “Arranger”).

Administrative Agent:	Wells Fargo Bank, National Association ((“Wells Fargo Bank”) in its capacity as Administrative Agent, the “Administrative Agent”).

Lenders:	Wells Fargo Bank and/or other financial institutions selected by Wells Fargo Bank (each, a “Lender” and, collectively, the “Lenders”).

Amount of Facilities:	$450 million of bank financing (the “Facilities”) to include:

(i) a $200 million senior secured term loan (the “Term Facility”); and

(ii) a $250 million senior secured revolving credit facility (the “Revolving Facility”).

Incremental Facility:	After the Back-End Merger Date or the One-Step Merger Date, as applicable, and on or before the final maturity date of each of the Facilities, the Borrower will have the right, but not the obligation, to increase the amount of the Facilities by incurring an incremental term loan facility or increasing the Revolving Facility (each, an “Incremental Facility”) in an aggregate principal amount not to exceed $75 million under terms and conditions to be determined; provided that (i) no event of default or default exists or would exist after giving effect thereto, (ii) all financial covenants would be satisfied on a pro forma basis on the date of incurrence and for the most recent determination period, after giving effect to such Incremental Facility, (iii) if such Incremental Facility is a term loan facility (a) the yield applicable to the Incremental Facility will not be more than 0.50% higher than the corresponding interest rate for the existing Term Facility, unless the interest rate margins with respect to the existing Term Facility are increased by an amount equal to the difference between the yield with respect to the Incremental Facility and the corresponding interest rate on the applicable Term Facility, (b) the maturity date applicable to the Incremental Facility will not be earlier than the latest maturity date of the existing Facilities, (c) the weighted average life to maturity of the Incremental Facility, if comprised of a term loan, shall not be less than the weighted average life of the existing Term Facility and (d) all other terms of the Incremental Facility, if not consistent with the terms of the existing Term Facility, must be reasonably acceptable to the Administrative Agent, and (iv) if such Incremental Facility is a revolving facility, such Incremental Facility will be documented solely as an increase to the commitments with respect to the Revolving Facility, without any change in terms. Such increased amounts will be provided by existing Lenders or other persons who become Lenders in connection therewith; provided that no existing Lender will be obligated to provide any such increased portion of the Facilities.

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Availability:	Term Facilities: One drawing may be made under the Term Facility on the Facilities Closing Date.

Revolving Facility: Amounts available under the Revolving Facility may be borrowed, repaid and reborrowed on and after the Facilities Closing Date until the maturity date thereof; provided that after giving effect to all such borrowings on the Facilities Closing Date, there remains at least $50.0 million of undrawn availability under the Revolving Facility.

Facilities Closing Date:	The date on which the borrowings under the Term Facility are made (the “Facilities Closing Date”), which shall be no sooner than the earlier of (x) the Funding Demand Closing Date (as defined below), (y) the One-Step Merger Closing Date and (z) the Tender Offer Closing Date. Notwithstanding anything to the contrary in this Commitment Letter, no later than five (5) business days following written notice by the Administrative Agent (the “Funding Demand”) to the Borrower, which Funding Demand may be served no earlier than 90 calendar days after the date of the Commitment Letter, the Borrower shall, notwithstanding that the Tender Offer Closing Date has not yet occurred or the Acquisition consummated, deliver an irrevocable notice of borrowing (which shall authorize and direct the Administrative Agent to pay all proceeds of the Term Facility into the Escrow Account to be disbursed as set forth herein) and use commercially reasonable efforts to satisfy all other conditions precedent. The date of any funding of the Facilities following delivery of a Funding Demand is referred to as the “Funding Demand Closing Date”.

Maturities:	Term Facility: Fifth anniversary of the Facilities Closing Date.

Revolving Facility: Fifth anniversary of the Facilities Closing Date.

Amortization:	The outstanding principal amount of the Term Facility will be payable as follows:

Period after the Facilities
Closing Date	Payment
Year one	Equal quarterly payments of 5.0% of the original aggregate outstanding principal amount of the Term Facility per annum
Year two	Equal quarterly payments of 7.5% of the original aggregate outstanding principal amount of the Term Facility per annum
Year three	Equal quarterly payments of 12.5% of the original aggregate

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outstanding principal amount of the Term Facility per annum
Year four	Equal quarterly payments of 15.0% of the original aggregate outstanding principal amount of the Term Facility per annum
First three quarters of year five	Equal quarterly payments of 15.0% of the original aggregate outstanding principal amount of the Term Facility per annum
At maturity	All remaining outstanding principal amount of the Term Facility

No amortization will be required with respect to the Revolving Facility.

Swing Line Loans:	At the option of the Lender providing such swing line loans, $10,000,000 of the Revolving Facility may be made available as swing line loans.

Letters of Credit:	$25,000,000 of the Revolving Facility may be made available for the issuance of letters of credit by an issuing bank to be agreed (“Letters of Credit”).

Interest Rate:	All amounts outstanding under the Facilities will bear interest, at the Borrower’s option, at a rate per annum equal to (a) the Base Rate plus the Applicable Margin (as defined below) or (b) the adjusted Eurodollar Rate plus the Applicable Margin.

Beginning on the date of the first interest period occurring after the date on which the Borrower delivers to the Lenders financial statements for the second full fiscal quarter after the Facilities Closing Date, the applicable margin for the Term Facility and the Revolving Facility (the “Applicable Margin”) will be determined by the pricing grid below based on the ratio of (x) consolidated indebtedness of the Borrower and its subsidiaries as of the date of such financial statements (provided that, so long as no default or event of default has occurred and is continuing, the outstanding amount of the Term Facility shall be deemed to be reduced to the extent of the cash proceeds thereof still held in the Escrow Account and subject to a perfected first priority lien in favor of the Administrative Agent for the benefit of the Lenders) to (y) “EBITDA” (to be defined to include adjustments to be agreed but in any event to include, to the extent applicable, the Pre-Merger EBITDA Adjustments and the Merged EBITDA Adjustments (in each case, as defined below)) of the

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Borrower and its subsidiaries as of the date of such financial statements (the “Leverage Ratio”); provided that prior to the date of the first interest period occurring after the date on which the Borrower delivers to the Lenders financial statements for the second full fiscal quarter after the Facilities Closing Date, the Applicable Margin shall not be less than the rate per annum set forth in Level III:

		Base
	Leverage	Rate	Eurodollar	Commitment
	Ratio	Loans	Rate Loans	Fee
Level I	≥3.25:1.00	1.50%	2.50%	0.50%
Level II	≥2.75:1.00 and <3.25:1.00	1.25%	2.25%	0.40%
Level III	≥2.00:1.00 and <2.75:1.00	1.00%	2.00%	0.35%
Level IV	≥1.00:1.00 and <2.00:1.00	0.75%	1.75%	0.30%
Level V	<1.00:1.00	0.50%	1.50%	0.25%

As used herein, “Pre-Merger EBITDA Adjustments” means, in the event of a Two-Step Merger, on and after the Tender Offer Closing Date but prior to the Back-End Merger Date, (A) EBITDA of the Acquired Business shall be included solely to the extent of any cash dividend or distribution made to the Borrower by the Acquired Business in the relevant period and (B) one time transaction costs, fees and expenses incurred by the Borrower in connection with the Tender Offer Closing Date and Facilities Closing Date on terms to be agreed. “Merged EBITDA Adjustments” means, on and after the One-Step Merger Closing Date or the Back-End Merger Closing Date, as applicable, (A) synergies in connection with the Acquisition not to exceed such amount as previously agreed between Borrower and the Arranger on the Back-End Merger Closing Date or the One-Step Merger Closing Date, as applicable, with such amount to be adjusted through the first four full fiscal quarters following the Back-End Merger Closing Date or the One-Step Merger Closing Date, as applicable, in a manner to be agreed and (B) one-time transaction

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costs, fees and expenses incurred by the Borrower in connection with the Acquisition on terms to be agreed).

As used herein, the terms “Base Rate” and “reserve adjusted Eurodollar Rate” will have meanings customary and appropriate for financings of this type, and the basis for calculating accrued interest and the interest periods for loans bearing interest at the reserve adjusted Eurodollar Rate will be customary and appropriate for financings of this type. In no event shall the Base Rate be less than the sum of (i) the one-month reserve adjusted Eurodollar Rate plus (ii) the difference between the applicable stated margin for reserve adjusted Eurodollar Rate loans and the applicable stated margin for Base Rate loans. After the occurrence and during the continuance of an Event of Default, interest on all amounts then outstanding will accrue at a rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional two percentage points (2.00%) per annum and will be payable on demand.

Interest Payments:	Quarterly for loans bearing interest with reference to the Base Rate; except as set forth below, on the last day of selected interest periods (which will be one, two, three and six months) for loans bearing interest with reference to the reserve adjusted Eurodollar Rate (and at the end of every three months, in the case of interest periods of longer than three months); and upon prepayment, in each case payable in arrears and computed on the basis of a 360-day year (365/366-day year with respect to loans bearing interest with reference to the Base Rate).

Funding Protection:	Customary for transactions of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Commitment Fees:	Commitment fees will be payable on the daily average undrawn portion of the Revolving Facility (reduced by the amount of Letters of Credit issued and outstanding) based upon the Leverage Ratio from time to time as set forth above and will be payable quarterly in arrears from the Facilities Closing Date; provided that prior to the date on which the Borrower delivers to Lenders financial statements for the second full fiscal quarter after the Facilities Closing Date, the commitment fee shall not be less than the percentage set forth in Level III.

Letters of Credit Fees:	A fee equal to (i) the applicable margin then in effect for loans bearing interest at the reserve adjusted Eurodollar Rate made under the Revolving Facility, times (ii) the average daily maximum aggregate amount available to be drawn under all Letters of Credit, will be payable quarterly in arrears to the Lenders under the Revolving Facility. In addition, a fronting fee in an amount equal to the face amount of such Letter of Credit multiplied by one-eighth of one percent (0.125%), per annum and payable quarterly in arrears, will be

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payable to such issuer, as well as certain customary fees assessed thereby.

Voluntary Prepayments:	The Facilities may be prepaid in whole or in part without premium or penalty; provided that loans bearing interest with reference to the reserve adjusted Eurodollar Rate will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs. Voluntary prepayments of the Term Facility will be applied to scheduled amortization payments as directed by the Borrower.

Mandatory Prepayments:	The following mandatory prepayments will be required (subject to certain basket amounts to be negotiated in the definitive Loan Documents):

	1.	Asset Sales: Prepayments in an amount equal to 100% of the net cash proceeds of the sale or other disposition of any property or assets of the Borrower or its subsidiaries (subject to certain exceptions to be determined including (a) certain assets of the Acquired Business to be agreed and (b) in the case of a Two-Step Merger, any disposition of Shares prior to the Back-End Merger Closing Date), other than net cash proceeds of sales or other dispositions of inventory in the ordinary course of business and net cash proceeds that are reinvested in other long-term assets useful in the business of the Borrower and its subsidiaries within one year of receipt thereof.

	2.	Insurance Proceeds: Prepayments in an amount equal to 100% of the net cash proceeds of insurance paid on account of any loss of any property or assets of the Borrower or its subsidiaries, other than net cash proceeds that are reinvested in other long-term assets useful in the business of the Borrower and its subsidiaries (or used to replace damaged or destroyed assets) within one year of receipt thereof.

	3.	Equity Offerings: Prepayments in an amount equal to 50% of the net cash proceeds received from the issuance of equity securities of the Borrower (other than (i) issuances pursuant to employee stock plans, (ii) equity issued in connection with and in anticipation of a permitted acquisition and (iii) in the case of a Tender Offer, any issuance of equity pursuant to the Tender Offer or the Back-End Merger to the extent constituting Acquisition Equity Consideration).

	4.	Incurrence of Indebtedness: Prepayments in an amount equal to 100% of the net cash proceeds received from the incurrence of indebtedness by the Borrower or its subsidiaries (other than indebtedness otherwise permitted under the Loan Documents), payable no later than the third business day following the date of receipt.

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	5.	Excess Cash Flow: Prepayments in an amount equal to 50% of “excess cash flow” (to be defined in the applicable Loan Document), if the Leverage Ratio is greater than 2.50:1.00, payable within 90 days of fiscal year-end beginning with the fiscal-year ending December 31, 2012.

	6.	Escrow Account: Prepayments in an amount equal to the balance of the proceeds held in the Escrow Account no later than the first business day following the earlier to occur of (i) the abandonment or termination of the Tender Offer and, to the extent entered into, either of the Acquisition Agreements and (ii) the date that is 6 months after the date of the Commitment Letter.

All mandatory prepayments will be applied without penalty or premium (except for breakage costs, if any) and will be applied, first, to the Term Facility (and applied pro rata to remaining scheduled amortization payments and the payments at final maturity); and, second, to outstanding loans (without a permanent reduction of commitments) under the Revolving Facility.

Security:	The Facilities, each Guarantee, any interest rate and/or currency hedging obligations of the Borrower or any Guarantor owed to the Administrative Agent, the Arranger, any Lender or any affiliate of the Administrative Agent, the Arranger or any Lender (the “Hedging Obligations”) will be secured by first priority security interests in all assets, including without limitation, all personal, real and mixed property of the Borrower and the Guarantors (except as otherwise agreed to by the Arranger) and including, for the avoidance of doubt, all cash held in the Escrow Account. In addition, the Facilities will be secured by a first priority security interest in 100% of the capital stock of each material domestic subsidiary of the Borrower (in the event of a Two-Step Merger, including, without limitation, 100% of the capital stock of BidCo, but excluding any Shares held by BidCo prior to the Back-End Merger Closing Date to the extent constituting margin stock), 65% of the capital stock of each material first-tier foreign subsidiary of the Borrower and all intercompany debt. All security arrangements relating to the Facilities and the Hedging Obligations will be in form and substance satisfactory to the Administrative Agent and the Arranger and will be perfected on the Facilities Closing Date, and shall, without limitation, include a control agreement satisfactory to the Administrative Agent in respect of the Escrow Account.

Representations and Warranties:	The credit agreement for the Facilities will contain the following representations and warranties by the Borrower (with respect to the Borrower and its subsidiaries (including the Acquired Business (but in the case of a Two-Step Merger, except for the representations specified in paragraph 5 of Annex C, only on and after the Tender Offer Closing Date))): due organization; requisite power and authority; qualification; equity interests and ownership; due

Annex B-10

authorization, execution, delivery and enforceability of the Loan Documents; creation, perfection and priority of security interests; no conflicts; governmental consents; historical and projected financial condition; no material adverse change; no restricted junior payments; absence of material litigation; payment of taxes; title to properties; environmental matters; no defaults under material agreements; Investment Company Act and margin stock matters; ERISA and other employee matters; absence of brokers or finders fees; solvency; compliance with laws; status as senior debt; full disclosure; and Patriot Act and other related matters. For the avoidance of doubt, the only representations or warranties relating to the Borrower, the Acquired Business, their respective Subsidiaries and their respective businesses that will be required to be made as a condition to the initial funding of the Facilities shall be as set forth in the last paragraph of Annex C.

Covenants:	The definitive Loan Documents for the Facilities will contain the following financial, affirmative and negative covenants by the Borrower (with respect to the Borrower and its subsidiaries (including the Acquired Business (but in the case of a Two-Step Merger, only after the Tender Offer Closing Date))):

- financial covenants:	1. Minimum Fixed Charge Coverage Ratio (defined as (x) EBITDA (as described above) minus Capital Expenditures divided by (y) Interest plus Scheduled Principal Payments plus Taxes) to be agreed,

2. A maximum Leverage Ratio of (x) 3.50:1.00, prior to the occurrence of either the Back-End Merger Date or the One-Step Merger Date, as applicable, and (y) 3:25:1.00, on and after the Back-End Merger Date or the One-Step Merger Date, as applicable (in each case, with step down to 3.00:1.00 on the first anniversary of the Facilities Closing Date), and

- affirmative covenants:	delivery of financial statements and other reports (including the identification of information as suitable for distribution to Public Lenders or Non-Public Lenders); maintenance of existence; payment of taxes and claims; maintenance of properties; maintenance of insurance; cooperation with syndication efforts; books and records; inspections; lender meetings; compliance with laws; environmental matters; additional collateral and guarantors (including, in the event of a Two-Step Merger, guarantees and pledges of all assets by the Acquired Business on and after the Back-Stop Merger Closing Date); in the event Company obtains corporate level and/or facility level ratings, maintenance of such rating(s); cash management and further assurances; compliance with material obligations under the Acquisition Documents (the terms and conditions of which shall be reasonably satisfactory to the Administrative Agent), including without limitation, prompt settlement in respect of Shares accepted for payment under the Tender Offer; in the event the Funding Demand Closing Date occurs prior to the Tender Offer Closing Date or the One-Step Merger Closing Date, consummation of the Tender Offer

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Closing Date or the One-Step Merger Date, as applicable, concurrently with the release of proceeds of the Term Facility from the Escrow Account, in accordance with all applicable laws and the Acquisition Documents without any Acquisition Document Modification (as defined in paragraph 1 of Annex C); and following the Tender Offer Closing Date, the Borrower and BidCo shall use all commercially reasonable efforts to take or cause to be taken all corporate, stockholder and other action necessary to cause the Back-End Merger Closing Date to occur as soon as practicable thereafter, including, in each case, exceptions and baskets to be mutually agreed upon.

- negative covenants:	limitations with respect to other indebtedness (with $250 million permitted for senior unsecured debt on terms and conditions to be determined); liens; negative pledges (subject to the proviso set forth at the end of this “negative covenants” paragraph); restricted junior payments (e.g., dividends, redemptions or voluntary payments on certain debt) (with $50 million permitted per year for dividends or stock repurchases plus, solely in the case of stock repurchases, an additional aggregate amount permitted from the One-Step Merger Closing Date or the Back-End Merger Closing Date, as applicable, equal to the amount of qualified equity issued by the Borrower to the seller(s) of the Acquired Business in connection with the Acquisition in excess of $225 million, in each case, provided (i) no event of default before or after giving effect to such restricted payment, (ii) pro forma Leverage Ratio is <2.75:1.00 at the time of such acquisition and (iii) Revolving Facility has pro forma unused commitments equal to or exceeding $50 million; provided, further, that, subject to no event of default, if the pro forma Leverage Ratio is <2.00:1.00 and the Revolving Facility has pro forma unused commitments equal to or exceeding $50 million there will be no restrictions on restricted junior payments); restrictions on subsidiary distributions; investments, mergers and acquisitions (with permitted unlimited domestic acquisitions provided (i) no event of default before or after giving effect to such acquisition, (ii) pro forma Leverage Ratio <2.50:1.00 and (iii) pro forma liquidity of $50 million and with other permitted acquisitions not to exceed $75 million in a single transaction or series of related transactions provided (i) no event of default, (ii) pro forma Leverage Ratio is <2.75:1.00 at the time of such acquisition and (iii) pro forma liquidity of $50 million); sales of assets (including subsidiary interests); sales and lease-backs; capital expenditures; transactions with affiliates (with a basket for intercompany loans existing as of the Facilities Closing Date plus $50 million incurred after the Facilities Closing Date); conduct of business; amendments and waivers of organizational documents, junior indebtedness and other material agreements; and changes to fiscal year, including, in each case, exceptions and baskets to be mutually agreed upon;

provided that, for so long as the securities of the Target constitute “margin stock” within the meaning of Regulation U, the negative pledges and restrictions on liens set forth in the Loan Documents shall

Annex B-12

not apply to such Shares to the extent the value of such Shares, together with the value of all other margin stock held by the Borrower and its subsidiaries, exceeds 25% of the total value of all assets subject to such covenants and agreements.

Notwithstanding anything to the contrary herein, in the case of a Two-Step Merger, prior to the Back-End Merger Closing Date, the covenants set forth above shall be more restrictive in many respects, including, without limitation:

(i) with respect to the Borrower and BidCo, no restricted junior payments;

(ii) with respect to BidCo, no investments or incurrence of any indebtedness and, except as expressly contemplated hereby, no activity other than as expressly required pursuant to the Tender Offer Documents; provided that there shall be no restrictions on the ability of BidCo to sell any Shares so long as (x) such Shares are sold for fair value and (y) the proceeds of such sale shall be held by BidCo as cash or approved cash equivalents; and

(iii) no Acquisition Document Modification.

Events of Default:	The definitive Loan Documents for the Facilities will include the following such events of default (and, as appropriate, grace periods): failure to make payments when due, defaults under other agreements or instruments of indebtedness (to include an exception for cross default and cross acceleration provisions to other indebtedness that would otherwise subject the loans under the Facilities to the requirements of Regulation U), certain events under hedging agreements, noncompliance with covenants, breaches of representations and warranties, bankruptcy, judgments in excess of specified amounts, ERISA, impairment of security interests in collateral, invalidity of guarantees, and “change of control” (to be defined in a mutually agreed upon manner).

Conditions Precedent to Initial Borrowings:	The several obligations of the Lenders to make, or cause one of their respective affiliates to make, loans under the Facilities and (solely if the Funding Demand Closing Date occurs prior to the Tender Offer Closing Date and One-Step Merger Closing Date) the release of funds from the Escrow Account (other than in connection with a repayment or prepayment of the Term Facility) will be subject only to the conditions precedent referred to in the Commitment Letter and the conditions precedent listed under the heading “Conditions to All Borrowings” and on Annex C attached to the Commitment Letter.

Annex B-13

Conditions to All Borrowings:	Subject to the last paragraph of Annex C to the Commitment Letter, the conditions to all borrowings and to the release of funds from the Escrow Account (other than in connection with a repayment or prepayment of the Term Facility) will be the following: (i) prior written notice of borrowing, (ii) the accuracy of representations and warranties, (iii) prior to and after giving effect to the funding of the Facilities, the absence of any default or event of default and (iv) compliance with Regulation U of the Federal Reserve Board and delivery by the Borrower of each required Form U-1.

Assignments and Participations:	The Lenders may assign all or, in an amount of not less than (x) $2.5 million with respect to the Term Facility and (y) $2.5 million with respect to the Revolving Facility, any part of their respective shares of the Facilities to their affiliates (other than natural persons) or one or more banks, financial institutions or other entities that are eligible assignees (to be defined in the Loan Documents) which, except in the case of assignments made by or to Wells Fargo, are reasonably acceptable to the Administrative Agent and (except during the existence of an Event of Default) the Borrower, each such consent not to be unreasonably withheld or delayed; provided that such consent shall be deemed to have been given if the Borrower has not responded within ten (10) business days of a request for such consent. Upon such assignment, such affiliate, bank, financial institution or entity will become a Lender for all purposes under the Loan Documents; provided that assignments made to affiliates and other Lenders will not be subject to the above described consent or minimum assignment amount requirements. A $3,500 processing fee will be required in connection with any such assignment. The Lenders will also have the right to sell participations, subject to customary limitations on voting rights, in their respective shares of the Facilities.

Requisite Lenders:	Amendments and waivers will require the approval of Lenders holding more than 50% of total commitments or exposure under the Facilities, except that (x) any amendment that would disproportionately affect the obligation of the Borrower to make payment of the loans under the Revolving Facility or the Term Facility will not be effective without the approval of holders of more than 50% of such class of loans and (y) with respect to matters relating to the interest rates, maturity, amortization, certain collateral issues and the definition of Requisite Lenders, consent of each Lender directly and adversely affected thereby shall also be required.

Taxes:	The Facilities will provide that all payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever. Lenders will furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding.

Indemnity:	The Facilities will provide customary and appropriate provisions relating to indemnity and related matters in a form reasonably

Annex B-14

satisfactory to the Arranger, the Administrative Agent and the Lenders.

Governing Law and Jurisdiction:	The Facilities will provide that the Borrower will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York (except to the extent the Collateral Agent requires submission to any other jurisdiction in connection with the exercise of any rights under any security document or the enforcement of any judgment) and will waive any right to trial by jury. New York law will govern the Loan Documents, except with respect to certain security documents where applicable local law is necessary for enforceability or perfection.

Counsel to the Arranger and Administrative Agent:	Milbank, Tweed, Hadley & McCloy LLP.
The foregoing is intended to summarize certain basic terms of the Facilities. It is not intended to be a definitive list of all of the requirements of the Lenders in connection with the Facilities.

Annex B-15

ANNEX C
ACI WORLDWIDE, INC.
Summary of Conditions Precedent to the Facilities
This Summary of Conditions Precedent outlines certain of the conditions precedent to the Facilities referred to in the Commitment Letter, of which this Annex C is a part. Certain capitalized terms used herein are defined in the Commitment Letter.
CONDITIONS PRECEDENT TO THE FACILITIES

1.	Concurrent Transactions: As a condition to the funding of the Facilities and, solely to the extent the Funding Demand Closing Date occurs prior to the Tender Offer Closing Date and the One-Step Merger Closing Date, as a condition to the release of funds from the Escrow Account, (i) the terms and conditions of the applicable Acquisition Documents (including, without limitation, the terms and conditions of the Tender Offer Documents prior to the launch of the Tender Offer) will be reasonably satisfactory to the Arranger and (ii) there will not exist (pro forma for the Acquisition and the financing thereof) any default or event of default under any of the Loan Documents, or under any other material indebtedness of the Company or its subsidiaries. In the case of a One-Step Merger, the Acquisition shall have been consummated (or shall be consummated concurrently with the funding of the Term Facility) and in the case of a Two-Step Merger, the Tender Offer shall have been consummated concurrently with the funding of the Term Facility (other than in the event of a Funding Demand), in each case, in accordance with applicable laws and the applicable Acquisition Documents (including, to the extent applicable, the Tender Offer Documents) without amendment or waiver (except to the extent such waiver (including any consent or discretionary determination as to the satisfaction of any condition) is not materially adverse to the Arranger or the Lenders) or other modification of any of the terms or conditions thereof (including, without limitation, any change in (x) the dollar amount of the Acquisition Consideration constituting the Acquisition Cash Consideration, (y) the aggregate number of shares of common stock of the Company constituting the Acquisition Equity Consideration and (z) the percentage of the Shares that can be exchanged for common stock of the Company or the percentage of the Shares that can be exchanged for cash) (any such amendment, waiver or modification, an “Acquisition Document Modification”). The Acquisition Equity Consideration, together with the proceeds of the Cash Contribution (which shall have been used in full to pay the Acquisition Cash Consideration or Transaction Costs prior to or substantially simultaneously with the initial funding of the Facilities, other than in the case of a Funding Demand) and the proceeds from the borrowings made on the Facilities Closing Date, will be the sole and sufficient sources of funds to consummate the transactions contemplated to occur on such date, refinance certain existing indebtedness of the Company and its subsidiaries (including the Existing Credit Agreement) and the Acquired Business and to pay the Transaction Costs (and after the application of proceeds from the borrowings on the Facilities Closing Date, none of the Company, its subsidiaries or the Acquired Business shall have any material indebtedness for borrowed money other than the Facilities).

2.	Financial Statements. The Arranger shall have received (i) at least five (5) days prior to the Facilities Closing Date, audited financial statements of the Company and the Acquired Business for each of the three fiscal years ended at least 45 days prior to the Facilities Closing Date; (ii) as soon as internal financial statements are available to the Acquired Business, and in any event at least five (5) days prior to the Facilities Closing Date, unaudited financial statements for any interim period or periods of the Company and the Acquired Business ended after the date of the most recent audited financial statements and more than forty-five (45) days prior to the Facilities Closing Date; (iii) customary additional audited and unaudited financial statements for all recent, probable or pending acquisitions; and (iv) customary pro forma financial statements, in each case meeting the requirements of Regulation S-X for Form S-1 registration statements or otherwise reasonably satisfactory to the Arranger.

3.	Performance of Obligations. All costs, fees, expenses (including, without limitation, legal fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation contemplated by the Commitment Letter and the Fee Letter payable to Wells Fargo Bank, the Arranger, the Administrative Agent or the Lenders shall have been paid to the extent due and the Company shall have complied in all material respects with all of its other obligations under the Commitment Letter and the Fee Letter.

4.	Customary Closing Documents. The Arranger shall be satisfied that the Company has complied with the following other closing conditions: (i) the delivery of legal opinions, corporate records and documents from public officials, lien searches and officer’s certificates reasonably satisfactory to the Arranger; (ii) confirmation satisfactory to the Arranger of (A) repayment using cash and cash equivalents and/or a draw on the Revolving Facility of the $150,000,000 revolving credit facility (the “Existing Credit Facility”) under that certain Credit Agreement (as it may be refinanced or replaced prior to the Facilities Closing Date with a revolving credit facility arranged by Wells Fargo, the “Existing Credit Agreement”) dated as of September 29, 2006 among the Company, Wachovia Bank, National Association (a division of Wells Fargo Bank, N.A.), as administrative agent, swingline lender and issuing lender, Bank of America, N.A. and US Bank National Association as co-syndication agents and the other agents and lenders party thereto, (B) termination of the Existing Credit Agreement and all commitments relating thereto, and (C) termination or release of all liens or security interests relating thereto, in each case on terms satisfactory to the Arranger, (iii) evidence of authority; (iv) obtaining requisite approval of the Board of Directors of the Acquired Business and material third party and governmental consents necessary in connection with the Acquisition, the related transactions or the financing thereof; (v) delivery of possessory collateral and financing statements sufficient when properly filed to perfect liens, pledges, and mortgages on the collateral securing the Facilities; (vi) delivery of satisfactory commitments for title insurance; (vii) evidence of insurance; and (viii) delivery of a solvency certificate from the chief financial officer of the Company and each Guarantor in form and substance, and with supporting documentation, reasonably satisfactory to the Arranger. The Arranger will have received at least 10 days prior to the Facilities Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act.

5.	Notwithstanding anything in this Annex C, the Commitment Letter, the Fee Letter or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations and warranties relating to the Acquired Business, its subsidiaries and business that shall be required to be made as a condition precedent to the initial funding of the Facilities shall be (i) if the Acquisition Agreement is executed on or prior to the Facilities Closing Date, such of the representations made by or with respect to the Acquired Business in the Acquisition Agreement as are material to the interest of the Lenders (but only to the extent that the Company or one of its affiliates has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement) and (ii) the Specified Representations (as defined below), and (b) the terms of the documentation for the Facilities shall be such that they do not impair the availability of the Facilities on the Facilities Closing Date if the conditions set forth herein and in the Commitment Letter are satisfied. For purposes of this paragraph, “Specified Representations” means the representations and warranties in the Loan Documents relating to: (A) due organization or formation; requisite power and authority; (B) due authorization, execution, delivery and enforceability of the applicable Loan Documents; (C) no conflicts with constituent documents, laws and material debt documents; (D) solvency; (E) absence of material litigation affecting the financing of the Acquisition, (F) Investment Company Act and margin stock matters; (G) Patriot Act and related matters and (H) the creation, perfection and priority of the security interests granted in the proposed collateral.